Exhibit 8.1

Subsidiaries of Galmed Pharmaceuticals Ltd.	Jurisdiction of Incorporation

Galmed International Ltd.	Malta

Galmed Research and Development Ltd.	Israel

Galtopa Therapeutics Ltd.	Israel

Galmed Therapeutics UK Limited*	England and Wales

OnKai, Inc.**	Delaware

* Wholly-owned subsidiary of Galmed Research and Development Ltd.

** Partially-owned subsidiary of Galtopa Therapeutics Ltd.